May 9, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	PGT, Inc.
Registration Statement on Form S-3
File No. 333-187481

Ladies and Gentlemen:

PGT, Inc. (the “Company”) hereby requests, pursuant to Rule 461(a) promulgated under the Securities Act of 1933, as amended, that the effective date of the Company’s registration statement on Form S-3 (Reg. No. 333-187481), as amended, be accelerated by the Securities and Exchange Commission (the “Commission”) to 3:00 p.m., Eastern Time, on May 10, 2013, or as soon thereafter as practicable.

The Company acknowledges that (i) should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Mario Ferrucci III
Mario Ferrucci III
Vice President and General Counsel